Filed by Cigna Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Cigna Corporation and Express Scripts Holding Company
(Commission File No. 001-08323)
Date: May 21, 2018

The following is the transcript from the Morgan Stanley – Expert View, Vertical Consolidation Conference Call with Fiona Scott Morgan.

Morgan Stanley & Co. LLC
Moderator: Deena Smith
May 15, 2018
3:00 p.m. ET

OPERATOR:	This is Conference # 5487377

Operator:
Good afternoon, ladies and gentlemen and welcome to the Expert View, Vertical Consolidation Conference Call.  At this time, all participants are in a listen only mode.  Later, we will conduct the question-and-answer session and instructions will follow at that time.

If anyone should require assistance during the conference, please press star then zero on your touchtone telephone.  As a reminder, this conference is being recorded.  I would now like to turn the conference over to your host, Ms. Erika Skala.

Erika Skala:	Hello, everyone. I'm Erika Skala. I'm an executive director here at Morgan Stanley and manage our healthcare corporate access product.

Thank you for joining today's call with Fiona Scott Morton, a healthcare competition expert will be discussing trends in healthcare consolidation including the Cigna – Express Scripts transaction, in contrast to the AT&T/Time Warner case.

It's my pleasure to introduce Fiona Scott Morton as our speaker today.  Fiona comes to us with a wealth of knowledge and expertise in the antitrust economic scales.

She is a professor of economics at the Yale University School of Management and teaches courses in competitive strategy and antitrust economics while also directing the school's healthcare initiative.

From 2011 to 2012, Professor Scott Morton served as the chief economist at the Antitrust Division of the U.S. Department of Justice, where she gained a stellar reputation for advocating enforcement of our nation's antitrust laws based on the sound economic theory and empirical analysis.

She is a frequent speaker at seminars and conferences and has published articles on antitrust competition economics in leading economics and legal journals.

Given her impressive background and experience, Professor Scott Morton has been retained by Cigna in connection with their combination with Express Scripts.  Fiona will begin with prepared remarks and then she will open up the call for questions.  Fiona, I'll turn it over to you.

Fiona S. Morton:	Thanks very much for that very kind introduction. I wanted to start my remarks today with a short discussion of vertical mergers.

Contrary to what you may have been reading recently, these mergers are routinely examined by the government, and regularly challenged.

I'll give you a few examples from the last five years.  Google/ITA, Ticketmaster/Live Nation, AMC/movie theaters and the advertising therein, UCC and engine control, and there are more.  So, why do these challenges arise under antitrust review when the merging parties don't compete with each other?

The reason that that an antitrust analysis may determine that there is a potential harm to competition occurs when the merger implicates some aspect of horizontal competition.  So, it might be of vertical merger but the enforcer can see a potential for harm to horizontal competition, then it might step in.

So, let me explain this in the context of AT&T/Time-Warner.  The theory of harm presented by the government in the AT&T/Time-Warner case was that Time-Warner content, for example, HBO, was very valuable.  That was "must have" [e.g., unique] content that really was going to affect consumer choice of their distributor.

So, in that context, AT&T would have the incentive to raise the price of HBO to rival distributors such as Dish or Hulu or Comcast.  These services, Dish, Hulu or Comcast would then get more expensive and consumers might turn away from them, and instead buy DirecTV [owned by AT&T].

Or even let's supposed there was no deal by AT&T with others to provide HBO, then that blackout would generate consumers for DirecTV and benefits AT&T in that way.

Think about wireless delivery of video.

AT&T could zero-rate HBO in a phone handset while selling HBO at a high price to Verizon for delivery on a Verizon phone handset.  And if you have really valuable "must have" content, losing Game of Thrones or March Madness might make a consumer prefer one distributor over another.

So, that was the source of the competitive concern that the government was worried about – that there would be less competition, horizontal competition, between distributors because of the vertical merger.  And that concern led to a lawsuit by the government.

Cigna/Express Scripts is really different.  And it's different for several reasons.  Let us remember that this is a health insurer buying a PBM – that's somebody who handles the pharmacy benefit – and these two parties are also not horizontal competitors.  Why does the foreclosure story [discussed above] not apply here the same way it does with AT&T?

Well, let us think about what Cigna might do.  Cigna could raise the price of PBM services to rival insurers [who today get PBM services from Express Scripts] and what would that do? It would cause those rival insurers to go contract with a different PBM or maybe even to vertically integrate themselves.

It's unlikely that  a rise in price in PBM services by Cigna is going to cause that rival insurer to [accept Cigna's price increase and] raise the price of health insurance when the rival insurers have other choices of PBMs to buy services from.  And, all those PBMs provide or can provide the same set of drug treatment.  There isn't "must have" PBM content like Game of Thrones that belongs to HBO.  There's no Game of Thrones equivalent for Express Script.

And, while consumers like having Game of Thrones, and football, and March Madness and Orange is the New Black and so forth, a content distributor wants to have all the video providers on its distribution service – that parallel does not extend to a PBM.

Insurers do not want contract with all of the PBMs because they all have the same drugs.  They just want to contract with one PBM.  So, that means that the PBM doesn't have much leverage.

And if the insurers aren't going to [accept Cigna's price increase for PBM services and] raise prices (because the PBM can't create leverage and raise prices itself), then that doesn't give a reason for the consumer to leave the rival insurer and go to Cigna.

And this brings me to the second reason why the foreclosure story is very weak here. Cigna's horizontal overlap with its rival insurers is small.

So, Cigna's rivals who also buy PBM services, these are other health insurers, and many other large health insurers are already vertically integrated or about to be vertically integrated, and Cigna does not have a strong national geographic footprint like Dish and DirecTV who overlap nationally, throughout the United States.

Cigna is not strong in every geographic market.  So, it wouldn't gain customers even if it were trying to foreclose by raising the price of PBM services and trying to get its rivals to raise their prices.  That would not cause Cigna to obtain new customers most of the time.

So, the foreclosure story here is really weak.

Now, why does the transaction make sense?  There are three reasons.

The first reason is that pharmaceutical use strongly affects medical spending.  Suppose a $1000 drug keeps patients out of the hospital and saves many thousands of dollars in medical costs.

Well, if you're a standalone PBM, you're minimizing your own costs, and you think of that $1000 drug as your own cost, and you don't want to spend it – and you're going to apply co-pays and step therapy and other of these incentives to keep costs down.

Or certainly, you're not going to have a reason to encourage the patient to use extra doses of that $1000 drug.

But when the pharmacy benefit and the medical benefit are inside the same corporation, they have the same bottom line and it becomes more clear to everyone that if the $1000 drug keeps the patients out of the hospital and lowers total cost – then that's something that you want the patient to take.  And, you want to incentivize the patient to take those kinds of drugs that lower total cost.

And the combined [pharmacy/medical] entity has the right incentives and structure to encourage the patient to take those cost-effective drugs.  This is a very obvious point once you say it.  But it hasn't been so obvious in the literature.

Just in the last two years, we've seen two academic-economic papers one by Lavetti and Simon and one by Starc and Town, that show this effect in the Medicare Advantage context.

Medicare Advantage combines both the pharmacy and the medical benefit in one insurer and that's contrasted with fee-for-service Medicare with a standalone PDP [pharmacy] plan.

And in these combined [Medicare Advantage] plans, what you see is that there are lower prices and barriers for drugs that keep people out of the hospital.  And so, you get this effect of more attention on total cost of care, and attention on keeping people out of the hospital and these are both efficiencies.

These are also likely merger-specific because they're hard to do by contract.  We see plenty of stand-alone PDP [pharmacy] plans and we don't see this effect until they're combined in the same corporation with the medical benefit.

So, this will lower the combined entities' marginal cost.  It will also keep patients more healthy and out of the hospital.  And, it's going to help with our national urgent need to lower overall healthcare cost.  So, this is a great, all-around development, to have these benefits [pharmacy and medical] inside the same corporation.

A second reason why the transaction makes sense is we expect some reduction in double marginalization when Cigna integrates the downstream PBM services when it was buying those services before [from Optum].

And, a third very important reason that this transaction makes sense is that these efficiencies are a particularly good fit with Cigna.  Cigna's strategy is all about innovation and wellness, working with employers to focus on total cost of care and taking on the robust capabilities of Express Scripts and integrating those capabilities in scale into the existing Cigna strategy.  It's going to make Cigna stronger.

In the insurance antitrust litigation that the government carried out just recently [to block] the proposed Cigna/Anthem merger, both the Department of Justice and the Court recognized this strategy of Cigna's and recognized how effective it was in increasing competition in health insurance markets.

A combined Express Scripts/Cigna with stronger product offerings is going to put competitive pressure on other health insurers, and this will benefit consumers of other health insurance companies as well as consumers at Cigna and Express Script.

So, in summary, there are significant verifiable efficiencies in this transaction due to the coordination of care across the pharmacy and the medical benefits.  This is likely to lower Cigna's cost, keep enrollees healthier, keep enrollees out of the hospital, and lower overall healthcare costs.

With the elimination of double marginalization, Cigna's cost of supplying coordinated and innovative healthcare will likely fall, and this will benefit Cigna, Cigna consumers, and competition more generally, as well as U.S. healthcare costs.

The DOJ is going to study these effects as they customarily do, quantify them, and balance them against what I expect will be a minimal foreclosure effect.

It's rare to see such important and measurable efficiencies in a merger deal.  I would hope that the result of the DOJ's examination is to recognize the significant efficiencies here and approve the transaction so that consumers can benefit from them.  And that's the end of my prepared remarks.  I'll turn the call back over.

Operator:	Ladies and gentlemen, if you have a question at this time, please press star and the number one on your touchtone telephone.

If your question has been answered, or you with to remove yourself from the queue, please press the pound key.  We do have a question on the line from (Rob Eisbrook) with Millennium, your line is open.

(Ken Weitz):
Yes, hi, it's (Ken Weitz) – I'll take the – take the call for (Rob).  I was just curious, your thoughts on the idea that now that Cigna knows it's going to have a PBM, and the other large insurers are having PBM's.

It seems to isolate the small and medium insurers from eventually competing with the large insurers because they won't have that.  So, it makes the – it shrinks the competitive dynamic in the insurance industry itself.  How do – how do you feel about that?

Fiona S. Morton:
The impact on the smaller insurers will depend on the competition that exists in the PBM market.  So, both I believe Express Scripts and CVS/Caremark are going to have significant capacity to serve insurers other than their captive insurer and there are other PBMs beyond those two, and so, the issue for the division will be assessing the robustness of that competition, and whether there is enough choice and competition for the other insurers.

(Ken Weitz):	Right. I mean that's the issue. What do you think of – what do you think of it though? I mean that – isn't that sort of the problem with the transaction.

Fiona S. Morton:
Well, as I outlined, the foreclosure theory asks the question, does Cigna have an incentive to raise the price of Express Scripts to those small insurers in order to cause the price [of those small insurers] to rise, in order to drive their customers to buy Cigna's products?

And as I outlined, the flow of the economic incentives through that chain is quite weak.  And so, if insurers have options to buy from other PBMs, then that's not going to work as a strategy for Cigna.  If it's not going work as a strategy for Cigna, then Express Scripts is going to compete like it before.  So, that – does that…

(Ken Weitz):
I was thinking more from – sort of – from a business point of view.  If your customer – your business would have purchased insurance, it's a lot easier for you to go to an integrated PBM insurer than deal a smaller insurer, that has to contract with the – with another outside party – and the PBM as well.

Fiona S. Morton:
Well, if you bundled efficiently – if the bundle's efficient and people like to buy it, then that's not a competitive problem.  I mean, people like to go to supermarkets instead of visiting the dairy farm and then the vegetable stand and then the bakery.  So, that's OK.

(Ken Weitz):	OK. Thank you very much, appreciate it.

Erika Skala:
While we're waiting for some other calls – questions to come in, I do have a question that I can pose to you Fiona.  What is the timeline for the regulatory review by the DOJ and what milestones should we be aware of over the next few months that would indicate progress?

Fiona S. Morton:	What we know is that the companies have received the second request, which is normal for a deal of this size and importance. I believe that companies have also announced a plan to close in 2018.

So, a second request is a big request for documents and it would take some time for those documents to be assembled and given to the government and then the government has to do its analysis.

But, I would say the end of 2018 is a – is in the normal range and that that second request and analytical period by the government is confidential.  So, we don't – we don't see anything public there.

Erika Skala:
Actually, I have another one here as well.  Does the presence of the two proposed transactions create an added hurdle i.e. if there was only one transaction, then it would get approved but because there are two, both are less likely to achieve approval why or why not?

Fiona S. Morton:
So, I think you were referring to the CVS/Aetna transaction.  I actually think that if anything, the existence of CVS/Aetna might make it easier for Cigna/Express Scripts.  They get approval just because that transaction may have some of the same efficiencies as this one.

That is to say, combining a health insurer and a PBM in one corporate organization, so if the government is going to study those efficiencies and develop a method they are happy with to quantify those efficiencies, then that would be something they could apply to this deal also.  And I think that is just beneficial.

Operator:	And once again, ladies and gentlemen, if you have a question at this time, please press star and the number one. I am not showing any questions at this time.

Erika Skala:
I have one more that's come from my side.  Have you viewed the current leadership at the DOJ in terms of its attitude towards large-scale M&A?  How is this DOJ different in that respect versus the DOJ under the previous administration?

Fiona S. Morton:	What's important keep in mind is that size, sheer size is not an antitrust violation and that position has been held consistently by administrations at the Department of Justice over many years.

I have not seen anything with this Administration that would indicate they hold a different view.  What you have to understand about the antitrust laws is that they protect consumers from specific violations of the law, lessening of competition or creation of a monopoly – not being big.  And I think that's really been a tradition for decades at DOJ and I would expect to hold here, too.

Operator:	We do have a question from David Pickering with (Pent Water), your line is open.

David Pickering:	Yes, hi. I want to go back to the independent health plan. So, obviously there are some independent health plans that have selected Express Scripts.

And, presumably, some of the reasons they've done so are because they are truly independent and there is no appearance of any potential conflict from being integrated and so on or information sharing and so on.  With both of these transactions, all the major independents have gone.  So, is there any theory of harm that could be spun around that?

Fiona S. Morton:	Yes, I don't – and I'm not quite sure what you mean by an independent having a potential conflict by…

David Pickering:	No, no. No, not…

Fiona S. Morton:	Integrating into a PBM.

David Pickering:
No, it's not the independent.  It's the – if you use, for example, if you use United Healthcare today, in theory, United – unless there's firewalls, which is I guess required – United would see some of the contract terms of other  independent health plans and in theory could then have to compete with the independent health plan for the ultimate end customer.  So, that's the conflict.

Fiona S. Morton:	Right. Yes, so I think, my understanding of the way the PBM works is that there are quite serious firewalls and even a PBM that is freestanding has many customers that compete with each other.

So, these firewalls are a standard business practice and the private sector has essentially solved the problem with internal organization.  So I guess I'm not really thinking it's any different when you vertically integrate.  You still have those firewalls and you still have the confidential information.

Again, the theory of harm in this case is the foreclosure theory that I started off the call with.  Does it make sense for Cigna to raise the price of Express Scripts to all the Express Scripts customers that are not Cigna in an effort to get those customers to charge more for health insurance in an effort to get those health insurance consumers to buy Cigna's product.

OK, that's kind of a tortured logic, and the problem with raising the price of Express Scripts is it's not a "must have".  It's not Game of Thrones, OK?

So, if that independent health insurer that's doing a good job finds the price of Express Scripts going up, they're going to buy PBM services from somebody else.

Erika Skala:	I have a question that's come in to me. Fiona, how do you differentiate this deal from the Aetna/CVS deal? And are the incentives different in that deal?

Fiona S. Morton:
Yes, that's an interesting question.  A couple of things come to mind.  First of all, in the CVS/Aetna deal there is a retail drugstore network involved in the transaction and that could be a competitive issue just because after the Walgreens/Rite Aid merger, we really have only two national pharmacy chains.

So, that's an aspect of that deal that may make it a little more complex than the Cigna/Express Scripts deal.

A second difference is I think with Cigna purchasing Express Scripts, we really have an insurer whose strategy and focus is on the total cost of care.  And is working with employers to lower the total cost of care and that's very much a project that is going to require aligned incentives.

And so, there's a nice potential here for procompetitive benefits that I think are heightened because of that leadership role by Cigna in lowering total cost of care.

Operator:	Our next question is from (Ed Zong), with (Fairlon Capital), your line is open.

(Ed Zong):
All right, thank you.  Just – I have two questions.  The first one is about the Trump drug pricing plan.  It seems like if the Administration wants to turn PBM's into a pass through vehicle, then that should be good for the deals.

I mean, if they want to realign the incentives, then this merger is sort of exactly doing that.  I'm just wondering, do you think that makes the antitrust review a lot faster, is that a lot easier now?

Fiona S. Morton:
I wouldn't say that it's going to make the review faster just because of an announcement by the Administration and there really hasn't been action yet, so it's a little bit too early for it to factor in, in that way.

But I think your instinct is correct –  that is to say to the extent that there is any executive action or legislative action that tries to align the incentives of the PBM better with the ultimate consumer.

This transaction is already doing that.  And so, there it's really unlikely that there would be any regulatory change that would be harmful to the strategy of Cigna and Express Scripts going forward.

(Ed Zong):	And, if you were to re-create the PBM market, I think you've written before that Express Co., or – sorry, Express Medco and some of the other horizontal transactions had maybe created the rebate game?

If you were to go to a world where it was just a lot less consolidated on the PBM side, is that an alternative to vertical consolidation that we see right now?

Fiona S. Morton:
I think more competition is always good.  That's a pretty safe place to go but I think what more competition doesn't get you in the case of the PBM is this coordination between the medical benefit and the pharmacy benefit.

That seems to require vertical integration to achieve at least when you look at the evidence in the literature.  So, I wouldn't call it an exact substitute to have more competition in the PBM market and no vertical integration, it's not as good.

(Ed Zong):
I ask one – sorry, one more question, do you think – I mean what's sort of different between now and, I don't know, like the 2000s when PBM's were better actors and they were switching people onto generics and it sort of made sense for them to be separate from insurers versus now where, I guess, it makes sense for the insurer to own a PBM.  Well, is there some sort of change in the market or why is – why is it now different?

Fiona S. Morton:
That's a really good question.  I actually don't know.  I don't have an answer for you as to what changed about PBMs.  I will say I think 10 years ago, probably PBMs should have been vertically integrated.

I mean if you look at HMOs like Kaiser, they have always been vertically integrated between the medical and the pharmacy.  It's always been the case with the human body –  if you took a drug that might affect your need for medical care.

So, that's not new.  I think we have just slowly in the American healthcare landscape been realizing that it's a source of significant savings to get it right.  So, I think that's why we're seeing this movement.

(Ed Zong):	Got it. Maybe you could make the argument that specialty drugs have become a bigger part…

Fiona S. Morton:	Yes.

(Ed Zong):	Of everything and…

Fiona S. Morton:	Yes.

(Ed Zong):	They're harder to substitute over something.

Fiona S. Morton:	Yes, it's a plausible argument. I haven't researched that but it's a good idea.

(Ed Zong):	OK. Cool. All right, thank you.

Operator:	Once again, ladies and gentlemen, if you have a question at this time, please press star and the number one.

Erika Skala:	Fiona, there's just a question that came in that I sent you that which is what is the most convincing argument in your opinion for the deal not to get antitrust approval?

Fiona S. Morton:
I – I am not sure.  I mean it seems to me like these efficiencies are quite substantial and verifiable and can be measured.  So, it – I think it may take a little bit of time for the Department of Justice to figure out how to analyze these transactions.

But there may be a little bit of horizontal overlap between what Cigna is doing and what Express Scripts is doing in the part D area.  But these are very small pieces of the business, so I am not sure I would, in my own view, count any of that as a significant hurdle.  It is all solvable and largely quite procompetitive.

Operator:	We do have a question from Dan Bone with Morgan Stanley, your line is open.

Dan Bone:
Hi, how are you.  Thanks for taking the time.  If Express/Cigna were vertically integrated, and then Anthem, they also become vertically integrated soon – is there the possibility of coordinated activity/effects across the market?

Fiona S. Morton:
Well, if that all those insurers are engaging in coordinated effects and not competing with one another, they would be doing that now.  They don't need to own a PBM to engage in that behavior.  So, I don't think the vertical integration does anything for making coordinated effects more or less likely.

And, one of the things that we learned from the proposed Anthem/Cigna transaction is Cigna is an innovative and scrappy competitor, it's viewed by the [DOJ] and by the Courts as that – in that case as being a competitor that enhanced competition in these health insurance markets.

So, I think having at a PBM makes Cigna a stronger competitor and therefore is likely to intensify competition not weaken it.

Dan Bone:
Got you.  So, we talked early about the DOJ recognizing efficiencies.  But the DOJ sued AT&T/Time-Warner despite the fact that their economists recognize the significant elimination of double marginalization benefit.

And it didn't credit AT&T's argument that there were significant technology synergies – that are costs to consumers.  So, is it the same argument here.  So, just wondering what the difference in thinking might be.

Fiona S. Morton:	Yes, it's the same thinking but this is an empirical exercise. You have to ask which one is bigger. Are the harms bigger or are the efficiencies bigger?

In the case of AT&T/Time Warner, the foreclosure story makes much more sense because you have this "must have" content like Game of Thrones, March Madness et cetera, and so that actually could get somebody to switch from Verizon to AT&T or from Comcast to DirecTV (AT&T).

And then, you also have the overlapping national footprint.  DirecTV competes with everybody, competes with Comcast, it competes with Dish, it competes with Hulu.

So, that – that makes the foreclosure story in the AT&T/Time Warner case a serious one, and then offsetting that is elimination of double marginalization, as you said, and then these technology efficiencies which I – I was just reading the newspaper about that transaction.  But the technology efficiency seemed a little bit fuzzy to me.

And let's turn to Cigna/Express Scripts, the efficiencies here are really quite serious.  I mean, these have been documented in the economics literature.  There are significant amounts of savings.  They involve patient's health.  They involve keeping people out of the hospital. They're quantifiable.

So you add those efficiencies together with elimination of double marginalization and weigh against the foreclosure story which is I described at the beginning of the call is much weaker here because of the lack of footprint overlap and the lack of "must have" content.

So, it's an empirical exercise of which force is larger and I think in this transaction the efficiencies are really quite big.

Dan Bone:	Thank you.

Operator:	Thank you, I'm not showing any further questions.

Erika Skala:	OK, that concludes today's call. Thank you, Fiona for the discussion. And, to everyone who joined.

Fiona S. Morton:	Thank you.

Operator:	Ladies and gentlemen, this does conclude the program, you may now disconnect. Everyone, have a great day.

END

FORWARD LOOKING STATEMENTS

Information included or incorporated by reference in this communication, and information which may be contained in other filings with the Securities and Exchange Commission (the "SEC") and press releases or other public statements, contains or may contain forward-looking statements. These forward-looking statements include, among other things, statements of plans, objectives, expectations (financial or otherwise) or intentions.

Forward-looking statements, including as they relate to Express Scripts ("Express Scripts") or Cigna ("Cigna"), the management of either such company or the transaction, involve risks and uncertainties. Actual results may differ significantly from those projected or suggested in any forward-looking statements. Express Scripts and Cigna do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. Any number of factors could cause actual results to differ materially from those contemplated by any forward-looking statements, including, but not limited to, the risks associated with the following:

•
the inability of Express Scripts and Cigna to obtain stockholder or regulatory approvals required for the merger or the requirement to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals;

•	the possibility that the anticipated benefits from the merger cannot be realized in full, or at all or may take longer to realize than expected;

•	a longer time than anticipated to consummate the proposed merger;

•	problems regarding the successful integration of the businesses of Express Scripts and Cigna;

•	unexpected costs regarding the proposed merger;

•	diversion of management's attention from ongoing business operations and opportunities;

•	potential litigation associated with the proposed merger;

•	the ability to retain key personnel;

•	the availability of financing;

•	effects on the businesses as a result of uncertainty surrounding the proposed merger; and

•	the industry may be subject to future risks that are described in SEC reports filed by Express Scripts and Cigna.

You should carefully consider these and other relevant factors, including those risk factors in this communication and other risks and uncertainties that affect the businesses of Express Scripts and Cigna described in their respective filings with the SEC, when reviewing any forward-looking statement. These factors are noted for investors as permitted under the Private Securities Litigation Reform Act of 1995. Investors should understand it is impossible to predict or identify all such factors or risks. As such, you should not consider either foregoing lists, or the risks identified in SEC filings, to be a complete discussion of all potential risks or uncertainties.

IMPORTANT INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with the proposed transaction, on May 16, 2018, the newly formed company which will become the holding company following the transaction ("Holdco") filed with the SEC a preliminary registration statement on Form S-4 that includes a joint proxy statement of Cigna and Express Scripts that also constitutes a prospectus of Holdco. These materials are not final and may be amended.  Cigna and Express Scripts also plan to file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the registration statement or the joint proxy statement/prospectus or any other document which Cigna, Express Scripts or Holdco may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the preliminary registration statement on Form S-4 filed on May 16, 2018 and the definitive joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Holdco, Cigna and Express Scripts with the SEC at the SEC's website at www.sec.gov. Copies of documents filed with the SEC by Cigna will be available free of charge on Cigna's website at www.Cigna.com or by contacting Cigna's Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts will be available free of charge on Express Scripts' website at www.express-scripts.com or by contacting Express Scripts' Investor Relations Department at (314) 810-3115.

PARTICIPANTS IN THE SOLICITATION

Cigna (and, in some instances, Holdco) and Express Scripts and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of directors and executive officers of Cigna (and, in some instances, Holdco) in Cigna's Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 28, 2018, and its definitive proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 16, 2018. Investors may obtain information regarding the names, affiliations and interests of Express Scripts' directors and executive officers in Express Scripts' Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 27, 2018, and its proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 29, 2018. You may obtain free copies of these documents at the SEC's website at www.sec.gov, at Cigna's website at www.Cigna.com or by contacting Cigna's Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts will be available free of charge on Express Scripts' website at www.express-scripts.com or by contacting Express Scripts' Investor Relations Department at (314) 810-3115. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read the joint proxy statement/prospectus carefully and in its entirety when it becomes available before making any voting or investment decisions.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.